VIA EDGAR

May 4, 2022
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	2seventy bio, Inc.
Acceleration Request for Registration Statement on Form S-1
File No. 333- 264544

Ladies and Gentlemen,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), 2seventy bio, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to May 6, 2022, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Yasin E. Akbari at (617) 570-1013. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Yasin E. Akbari, by facsimile to (617) 321-4767.

If you have any questions regarding this request, please contact Yasin E. Akbari of Goodwin Procter LLP at (617) 570-1013.

Sincerely,

2SEVENTY BIO, INC.

/s/ Nick Leschly
Nick Leschly
Chief Executive Officer

Cc:	Chip Baird, Chief Financial Officer, 2seventy bio, Inc.
Teresa Jurgensen, SVP, General Counsel, 2seventy bio, Inc.
Gregg L. Katz, Esq., Goodwin Procter LLP